Form 12b-25 - NOTIFCATION OF LATE FILING

SEC FILE NUMBER
11324-LA

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 10-QSB

Part I - REGISTRANT INFORMATION

                            NetUSA, Inc.
                      Full Name of Registrant

             Technology Management and Marketing, Inc.
                      Former Name if Applicable

                           103 Hammond Ave.
      Address of Principal Executive Office (Street and Number)

                           Fremont, CA 94539
                     City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

___X___

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following its prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The accountant retained by the company is currently still trying to consolidate all of the financial information of the telecommunications unit located in Fremont, Calif. with the financial information of NetUSA. The consolidation is sufficiently complex that the accountant does not foresee it being possible to be complete by the prescribed deadline.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

    Samuel H. Wong & Co., LLP        415		          732-1288
           (Name)		     	        (Area Code)	   	(Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

__X__	Yes		_____	No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement be included in the subject report or portion thereof?

_____	Yes		__X__	No



                            NetUSA, Inc.
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:		August 14, 2000
By:		/s/ James Yu Chun-Yu, Director